SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                       Incara Pharmaceuticals Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    45324E103
                                 (CUSIP Number)

                                 August 14, 2001
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

                              (Page 1 of 10 Pages)

----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45324E103                 13G                    Page 2 of 10 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           DCF Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                              765,328
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                              765,328
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                              765,328
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                6.0%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No. 45324E103                13G                    Page 3 of 10 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           DCF Advisers, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                               765,328
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                               765,328
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                               765,328
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                6.0%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45324E103                13G                    Page 4 of 10 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Douglas C. Floren
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 765,328
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 765,328
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 765,328
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                               6.0%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45324E103               13G                    Page 5 of 10 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Incara Pharmaceuticals Corporation (the
"Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 79 T.W. Alexander Drive, 4401 Research Commons, Suite 200, Research Triangle Park, NC 27709.

Item 2(a).     Name of Person Filing:

     This statement is filed by:
          (i) DCF Partners, L.P., a Delaware limited partnership ("DCF Partners") with respect to the shares of Common Stock directly beneficially owned by it;
         (ii) DCF Advisers, L.L.C., a limited liability company organized under the laws of the State of Delaware ("DCF Advisers"), with respect to the shares of Common Stock directly beneficially owned by DCF Partners;
        (iii) Mr. Douglas C. Floren ("Mr. Floren") with respect to the shares of Common Stock directly beneficially owned by DCF
              Partners.

         The foregoing persons are hereinafter collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this
         Schedule 13G shall not be construed as an admission by any of the Reporting Persons, individually or collectively, that any such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 20 Dayton Avenue, Greenwich, Connecticut 06830.

Item 2(c).     Citizenship:

     DCF Partners is a limited partnership organized under the laws of the State of Delaware. DCF Advisers is a limited liability company organized under the laws of the State of Delaware. Mr. Floren is a United States citizen.

Item 2(d).     Title of Class of Securities:

     Common Stock, par value $0.001 (the "Common Stock").

Item 2(e).  CUSIP Number:

     45324E103

CUSIP No. 45324E103                 13G                    Page 6 of 10 Pages

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]   Investment Adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.   Ownership.

     A. DCF Partners, L.P.
            (a) Amount beneficially owned: 765,328 The beneficial ownership amounts used in this Schedule 13G include 148,128 shares of Common Stock underlying certain warrants, held by DCF Partners, to purchase Common Stock at an exercise price of $2.025 per share (the "Warrants"). The Warrants are immediately exercisable and remain exercisable until August 14, 2006.
            (b) Percent of class: 6.0% The percentages used in this Schedule 13G are calculated based upon 12,773,973 shares of Common Stock deemed to be issued and outstanding as of August 14, 2001. This figure consists of (i) 8,380,320 shares of Common Stock issued and outstanding as of August 7, 2001, as reflected in the Company's Form 10-Q for the period ending June 30, 2001, (ii) 4,245,525 shares of Common Stock issued by the Company on August 14, 2001, as reflected in the Company's Form 424B1 filed August 10, 2001, and (iii) 148,128 shares of Common Stock underlying the Warrants.
            (c)(i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 765,328
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 765,328

CUSIP No. 45324E103                 13G                    Page 7 of 10 Pages

     B. DCF Advisers, L.L.C.
            (a) Amount beneficially owned: 765,328
            (b) Percent of class: 6.0%
            (c)(i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 765,328
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 765,328

     C. Mr. Douglas C. Floren
            (a) Amount beneficially owned: 765,328
            (b) Percent of class: 6.0%
            (c)(i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 765,328
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 765,328

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     DCF Advisers, the general partner of DCF Partners, has the power to direct the affairs of DCF Partners, including decisions respecting the receipt of dividends from and the proceeds from the sale of Common Stock. Mr. Floren is the Managing Member of DCF Advisers, and in that capacity directs its operations.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.  Identification and Classification of Members of the Group.

     Please see item 2(a).


Item 9.  Notice of Dissolution of Group.

     Not applicable.

CUSIP No. 45324E103                 13G                    Page 8 of 10 Pages

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45324E103                 13G                    Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  August 22, 2001

                                    /s/ Douglas C. Floren
                                    Douglas C. Floren, individually, and as
                                    managing member of
                                    DCF Advisers, L.L.C.,
                                    general partner of
                                    DCF Partners, L.P.

CUSIP No. 45324E103                 13G                   Page 10 of 10 Pages


                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1


The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  August 22, 2001

                                    /s/ DOUGLAS C. FLOREN
                                    ---------------------
                                    Douglas C. Floren, individually, and as
                                    managing member of
                                    DCF Advisers, L.L.C.,
                                    general partner of
                                    DCF Partners, L.P.